UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN
DECEMBER 31, 2011 AND 2010

INDEX

Page
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Plan Benefits as of December 31, 2011 and 2010	4
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2011 and 2010	5
Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011	18
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2011	20
Signature	21

EXHIBITS
23.1	--	Consent of Independent Registered Public Accounting Firm	22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 28, 2012

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2011 and 2010

	December 31,
(in thousands of dollars)	2011	2010

Assets:

Investments, at fair value:
Pfizer Inc. common stock	$1,545,309	$1,296,728
Pfizer Inc. preferred stock	59,628	55,415
Mutual funds	2,574,494	2,886,593
Common/collective trust funds	2,873,845	2,886,154
Fixed income funds	1,729,088	1,670,717
Total investments, at fair value	8,782,364	8,795,607

Receivables:
Participant contributions	69	12,295
Company contributions	5,494	4,730
Receivable for securities sold	1,975	4,183
Interest and other	5,113	2
Notes receivable from participants	85,710	97,677
Total receivables	98,361	118,887
Total assets	8,880,725	8,914,494

Liabilities:
Investment management fees payable	(1,193)	(766)
Payable for securities purchased	(8,173)	-
Other	(346)	-
Total liabilities	(9,712)	(766)

Net assets available for plan benefits before adjustment	8,871,013	8,913,728

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(83,449)	(73,684)
Net assets available for plan benefits	$8,787,564	$8,840,044

See Accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2011 and 2010

	Year-Ended December 31,
(in thousands of dollars)	2011	2010

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation in investments	$214,662	$576,635
Pfizer Inc. common stock dividends	58,038	49,855
Pfizer Inc. preferred stock dividends	2,909	3,420
Interest income	65,594	52,269
Dividend income from other investments	26,979	16,624
Total investment income	368,182	698,803
Interest income from notes receivable from
participants	4,420	4,666
Less: Investment management, redemption and loan fees	(2,088)	(2,441)
Net investment and interest income	370,514	701,028

Transfers into Plan	-	2,591,463

Contributions:
Participant	415,513	314,305
Company – cash	164,360	61,758
Company – Pfizer Inc. common stock	-	76,316
Total contributions	579,873	452,379
Total additions, net	950,387	3,744,870

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(1,002,867)	(736,852)

Net (decrease) increase	(52,480)	3,008,018
Net assets available for plan benefits:
Beginning of year	8,840,044	5,832,026
End of year	$8,787,564	$8,840,044

See Accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

1.     Description of the Plan

The Pfizer Savings Plan (Plan) is a defined contribution retirement savings plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan (Participating Employers) and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of Pfizer Inc. monitors and reports on the selection and termination of the trustee, custodian, and investment managers and on the investment activity and performance of the Plan.

Administrative Costs

In general, except for investment management, loan fees and redemption fees associated with certain investment fund options, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor and Participating Employers (collectively, the Company).

Contributions

Participants may make contributions on an after-tax basis and/or on a before-tax basis (that is, choose to reduce their compensation and have the Company contribute such amount to the Plan on their behalf). Contributions are subject to certain restrictions under the Code. For all participants other than those participants formerly in the Pharmacia Savings Plan and the Wyeth Savings Plan (see note 3), contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50% by the Company.  Participant contributions in excess of 6% are not matched.

The Plan includes a Roth 401(k) contribution option which allows participants to contribute after-tax dollars into a Roth 401(k) account within the Plan, and allows for tax-free earnings on those contributions if subsequent distributions are qualified under the Code.

The Company matching contribution formula elected by participants under the former Pharmacia Savings Plan as of December 31, 2007 remained in effect under the Plan through December 31, 2011.  The Company match depended on the amount of the participant's before-tax and after-tax contribution and whether Option 1 or Option 2 under the Choice Program was selected.  Under both Options the Company matched 100% of participant contributions, from 1% to 5% of compensation, as defined by the Plan. Under Option 2 of the Choice Program, there was an additional $0.25 to $1.00 Company match for each $1.00 contributed on the first 5% of eligible pay which was based on the participant's age as follows:

-	Under age 35: $0.25 additional match
-	Age 35 - 44: $0.50 additional match
-	Age 45 - 49: $0.75 additional match
-	Age 50 and older: $1.00 additional match

As of January 1, 2012, these participants are covered under the Plan by the Pfizer match formula described above.

The Company matching formula for participants in the former Wyeth Savings Plan was 50% of the first 6% of base pay and remained in effect through December 31, 2011.  As of January 1, 2012, these participants are covered under the Plan by the Pfizer match formula described above.

Plan amendments to the Wyeth Savings Plan provided that all active participants and participants on approved leave of absence as of October 16, 2009 became 100% vested in any unvested company matching contributions that had been earned in the Wyeth Savings Plan through that date and 100% vesting on all future Company matching contributions.  Unvested matching contributions earned by a participant in the Wyeth Savings Plan who was not actively employed on October 16, 2009 remain subject to the five year vesting schedule set forth below until the time he or she becomes eligible to participate in the Plan (i.e., upon rehire by the Company).

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Effective January 1, 2011, the Plan was amended to include a retirement savings contribution (RSC) for employees hired, rehired or transferred from certain positions on or after January 1, 2011 who are not eligible for the Pfizer Consolidated Pension Plan.  The RSC provides an additional annual employer-provided contribution based on age and service and is generally subject to three-year cliff vesting.  In February 2012, the Company funded the RSC for plan year 2011 in the amount of $5.5 million, less forfeitures applied of $1.5 million, resulting in a net contribution of $4 million.

In May 2009, the Company began using shares of Pfizer, Inc. common stock held in the Pfizer Inc. Employee Benefit Trust (EBT) to help fund the Company’s matching contribution in the Plan.  This funding method continued through August 16, 2010, after which time there were no shares remaining in the EBT.

Participant Accounts and Vesting

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions and Plan earnings/(losses). Allocations are based on participant earnings/(losses) or account balances, as defined in the Plan. Participants are immediately vested in the full value of their account other than RSC contributions (i.e., participant's and Company's matching contributions).  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.  At December 31, 2011 and 2010, forfeited nonvested accounts available to reduce future employer contributions totaled approximately $2.2 million and $549 thousand, respectively.

In 2011, a cash transfer in the amount of $346 thousand was received from the prior recordkeeper of the Wyeth Savings Plan representing uncashed participant benefit checks.  This amount is reported as other liabilities in the Plan’s financial statements and proper disposition of these liabilities is being determined by the Plan Sponsor.

Investment Options

Nonparticipant-Directed Funds --

Pfizer Match Fund	--
This fund invests Company matching contributions in the common stock of Pfizer Inc.

All Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

The fund may invest up to 0.25% of the fund balance in an S&P 500 index fund for purposes of liquidity.

Pfizer Preferred Stock Fund	--
This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan before the merger of that plan into the Pfizer Savings Plan.  Dividends paid to the participants’ Pfizer Preferred Stock Fund accounts are substituted for an allocation of Pfizer Inc. common stock.

Participant-Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or combination of the following investment funds:

(a)	Blackrock US Debt Index Fund K
(b)	Northern Trust Russell 2000 Small Cap Index Fund*
(c)	Northern Trust S&P 500 Equity Index Fund*
(d)	Pfizer Inc. Company Stock Fund
(e)	T. Rowe Price Stable Value Fund
(f)	Fidelity Low Price Stock Fund
(g)	Fidelity Large Cap Growth Fund
(h)	Fidelity Mid Cap Stock Fund
(i)	T. Rowe Price Small Cap Stock Fund
(j)	Blackrock US TIPS Index Fund K
(k)	Dodge & Cox International Fund
(l)	Eaton Vance Special Large Cap Fund
(m)	Oppenheimer Developing Markets Fund Y
(n)	Vanguard Target Retirement Income Trust Plus
(o)	Vanguard Target Retirement 2015 Trust Plus
(p)	Vanguard Target Retirement 2020 Trust Plus
(q)	Vanguard Target Retirement 2025 Trust Plus
(r)	Vanguard Target Retirement 2030 Trust Plus
(s)	Vanguard Target Retirement 2035 Trust Plus
(t)	Vanguard Target Retirement 2040 Trust Plus
(u)	Vanguard Target Retirement 2045 Trust Plus
(v)	Vanguard Target Retirement 2050 Trust Plus
(w)	Vanguard Target Retirement 2055 Trust Plus

*	Northern Trust sponsored fund.

Contributions made by participants may subsequently be invested into a self-directed brokerage account.

The trustee of the Plan, The Northern Trust Company, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

Generally, all U.S.-based employees of the Company, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan, are employed by a unit not designated for participation in the Plan, or are otherwise eligible for another Company sponsored savings plan, are eligible to enroll in the Plan on their date of hire.

Newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate.  Contributions are invested in the Plan’s default investment fund option, which are invested in the Plan’s Target Retirement Trust Plus accounts based on the participant’s retirement eligibility date.

On October 1, 2010, the Wyeth Savings Plan was merged into the Pfizer Savings Plan (see Note 3).  Participants eligible to participate in or who held balances in the Wyeth Savings Plan became eligible to participate in the Pfizer Savings Plan.  Participant balances in the Wyeth Savings Plan were transferred into investment options offered by the Pfizer Savings Plan as of that date.

On December 30, 2010, the Company completed a merger with Synbiotics Corporation.  The Company froze active participation in the Synbiotics Corporation 401(k) Plan effective December 31, 2011 and the Legacy Synbiotics Employees became eligible to participate in the Pfizer Savings Plan effective January 1, 2012.

On October 28, 2011, the Company completed a merger with Icagen, Inc.  The Company froze active participation in Icagen, Inc. Savings Plan effective October 31, 2011 and the Legacy Icagen Employees became eligible to participate in the Pfizer Savings Plan effective November 1, 2011.

Notes Receivable from Participants

Plan participants are permitted to borrow against their account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans under the Plan (including those originated under the Wyeth Savings Plan) must be repaid within 15 years. The repayment period for primary residence loans converted into the Plan from the Pharmacia Savings Plan is 6 to 10 years.  The interest rate on all loans is based on the prime rate, as defined, plus 1%.  Interest rates on outstanding loans ranged from 4.25% to 10.5% at December 31, 2011 and 2010.

Interest paid by the participant is credited to the participant's account. Interest income from participant loans is recorded by the trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.  Repayments may not necessarily be made to the same fund from which the amounts were borrowed.  Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant.  An additional 10% penalty tax may also apply.

Benefit Payments

Upon separation from service, retirement or disability, a participant whose account balance is greater than one thousand dollars is entitled to receive the full value of the account balance or defer payment to a later date though subject to receiving minimum required distributions starting at age 70½. A participant whose account balance is one thousand dollars or less will receive his account balance upon termination. In the event of a participant's death, a spouse beneficiary generally may elect a lump sum payment or defer payment until a later date, but not beyond the year in which the participant would have reached age 70½.  A non-spouse beneficiary generally may defer payment until December 31 of the year following the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid. For treatment in Form 5500 of benefits processed and approved for payment prior to December 31 but not yet paid as of that date, refer to Note 9.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc. common stock is valued at the closing market price on the last business day of the year.  Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCT), are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value.  Fixed income funds represent investments in guaranteed investment contracts (GICs) and synthetic investment contracts (SICs).  The GICs and SICs are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive (see Note 6).

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder’s option into 2.57487 shares of Pfizer Inc. common stock.  The preferred stock may also be redeemed by Pfizer Inc. at a per share equivalent stated value of $40.30.  Pfizer Inc. preferred stock is valued using the higher of the per share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year (preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value).  Pfizer Inc. preferred stock was valued at $55.72 at December 30, 2011 and $45.09 at December 31, 2010 based on the closing Pfizer Inc. common stock price of $21.64 and $17.51 on December 30, 2011 and December 31, 2010, respectively.

See Note 8 for additional information regarding the fair value of the Plan’s investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation in Investments

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments, and the change in contract value of the fund holding investments in GICs and SICs.  Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).  The change in unrealized gains and losses on investments represents the change in the difference between the cost of the investments and their fair value at the beginning and end of the year.

Adoption of New Accounting Standard

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06 which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  The Plan prospectively adopted the new guidance in 2010, except for the Level 3 disclosures, which were adopted as required in 2011.  The adoption in 2011 and 2010 did not materially affect the Plan’s financial statements.

3.     Transfers Into and Out Of the Plan

In 2007 and 2008, the Plan Sponsor completed its acquisitions of Coley Pharmaceutical Group Inc. and CovX Research LLC.  In May 2010, net assets of the Coley Pharmaceuticals Inc. 401(k) Plan and the CovX Research LLC 401(k) Plan were transferred into the Plan in the amounts of $726 thousand and $2.5 million, respectively.

In 2009, the Plan Sponsor completed its acquisition of Wyeth.  On October 1, 2010, the Wyeth Savings Plan was merged into the Plan resulting in a transfer of net assets in the amount of $2.6 billion into the Plan.  Participants eligible to participate in or who held balances in the Wyeth Savings Plan became eligible to participate in the Plan.  Participant balances were transferred into investment options offered by the Plan as of that date.  The Company matching contribution formula for participants under the Wyeth Savings Plan remained in effect until December 31, 2011 under the Plan.

4.     Tax Status of the Plan

The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated August 19, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Company's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Company’s Tax Division and the Company’s counsel have confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2008.

5.     Investments

The fair value of individual investments that represented 5% or more of the Plan's net assets available for plan benefits were as follows:

	December 31,
(thousands of dollars)	2011	2010

Pfizer Inc. common stock*	$1,545,309	$1,296,728
Northern Trust S&P 500 Equity Index Fund	847,013	901,925
Fidelity Large Cap Growth Fund	656,099	679,032
Blackrock US Debt Index Fund K	492,290	497,445
Dodge & Cox International Stock Fund	456,440	603,135
Bank of America Contract #03-099	452,119	431,801

*
Includes 41,917,343 nonparticipant-directed shares and 29,492,491 participant directed shares at December 31, 2011 and 42,000,887 nonparticipant-directed shares and 32,055,546 participant directed shares at December 31, 2010.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year-Ended December 31,
(thousands of dollars)	2011	2010

Net appreciation/(depreciation) in investments:
Pfizer Inc. common stock	$298,045	$(42,870)
Pfizer Inc. preferred stock	12,193	(2,846)
Mutual funds	(179,181)	398,496
Common/collective trust funds	83,605	223,855
	$214,662	$576,635

 6.     Investment Contracts with Insurance Companies

The T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GICs and SICs.  The contract value of the GICs and SICs represents contributions made under the contract and related earnings offset by participant withdrawals.  At December 31, 2011 and 2010, the Plan held GICs with a contract value of approximately $458 million and $165 million, respectively, and SICs with a contract value of approximately $1.2 billion and $1.4 billion, respectively.

Traditional investment contracts, such as GICs, provide for a fixed return on principal invested for a specified period of time.  The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution.  The issuer accepts a deposit from a benefit plan and purchases investments, which are held by the issuer.  The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the plan, and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. "Permitted participant-initiated withdrawals" mean withdrawals from the stable value fund which directly result from participant transactions which are allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by the Plan.  SICs consist of a portfolio of underlying assets owned by a benefit plan, and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution.  The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund.  SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets.  The crediting rate will generally reflect, over time, movements in prevailing interest rates.  However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets.  In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yields for the years ended December 31, 2011 and 2010 were approximately 3.49% and 4% respectively. The crediting interest rates were approximately 3.73% for 2011 and 3.85% for 2010.

The existence of certain conditions can limit a benefit plan's ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of a benefit plan which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value.  For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value.  Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law.  SICs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

7.     Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the non-participant-directed investments in the Pfizer Match Fund and Pfizer Preferred Stock Fund is as follows:

	As of December 31,
(thousands of dollars)	2011	2010

Net Assets:
Investments, at fair value:
Pfizer Inc. common stock	$907,091	$735,436
Pfizer Inc. preferred stock	59,628	55,415
Common/collective trust funds	10,619	7,084
Total investments	977,338	797,935

Receivables:
Company contributions	-	3,310
Receivable for securities sold, net	1,512	1,087
Total receivables	1,512	4,397

Liabilities:
Payable for securities purchased	(2,919)	-
Net assets available for plan benefits	$975,931	$802,332

	Year-Ended December 31,
(thousands of dollars)	2011	2010

Changes in Net Assets:
Investment income (loss):
Net appreciation (depreciation) in investments	$183,661	$(29,308)
Pfizer Inc. common stock dividends	33,379	30,024
Pfizer Inc. preferred stock dividends	2,909	3,420
Interest and dividend income from other investments	13	5
Total investment income	219,962	4,141
Less: Investment management fees	(24)	(11)
Net investment and interest income	219,938	4,130
Contributions and other:
Company contributions	119,708	117,761
Benefits paid to participants	(91,282)	(82,557)
Transfers to participant-directed investments	(74,765)	(64,838)
Loan transaction transfers, net	-	(327)
Total contributions and other	(46,339)	(29,961)
Net increase (decrease)	173,599	(25,831)

Net assets available for plan benefits:
Beginning of year	802,332	828,163
End of year	$975,931	$802,332

8.     Fair Value Measurements

The following tables set forth by level, within the FASB ASC 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010.

(thousands of dollars)	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Common/collective trusts:
Fixed income	$-	$91,400	$-	$91,400
Index fund	-	1,614,840	-	1,614,840
Retirement target date	-	1,167,605	-	1,167,605
	-	2,873,845	-	2,873,845
Mutual funds:
Growth	1,251,996	-	-	1,251,996
Balanced	313,851	-	-	313,851
Value	284,077	-	-	284,077
International	621,218	-	-	621,218
Self-directed funds	103,352	-	-	103,352
	2,574,494	-	-	2,574,494
Synthetic investment contracts:
Investment contracts	-	1,187,722	-	1,187,722
Wrapper contracts	-	59,655	-	59,655
	-	1,247,377	-	1,247,377
Pfizer Inc. common stock	1,545,309	-	-	1,545,309
Pfizer Inc. preferred stock	-	59,628	-	59,628
Guaranteed investment contracts	-	481,711	-	481,711

Total investments at fair value	$4,119,803	$4,662,561	$-	$8,782,364

(thousands of dollars)	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Common/collective trusts:
Fixed income	$-	$121,591	$-	$121,591
Index fund	-	1,613,354	-	1,613,354
Retirement target date	-	1,151,209	-	1,151,209
	-	2,886,154	-	2,886,154
Mutual funds:
Growth	346,484	-	-	346,484
Balanced	1,294,162	-	-	1,294,162
Value	838,293	-	-	838,293
International	317,157	-	-	317,157
Self-directed funds	90,497	-	-	90,497
	2,886,593	-	-	2,886,593
Synthetic investment contracts:
Investment contracts	-	1,430,825	-	1,430,825
Wrapper contracts	-	64,470	-	64,470
	-	1,495,295	-	1,495,295
Pfizer Inc. common stock	1,296,728	-	-	1,296,728
Pfizer Inc. preferred stock	-	55,415	-	55,415
Guaranteed investment contracts	-	175,422	-	175,422

Total investments at fair value	$4,183,321	$4,612,286	$-	$8,795,607

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2 Summary of Significant Accounting Policies: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.  Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits.  Also, investments in fixed income funds representing GICs and SICs are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2010 and expected to be filed for 2011.

	December 31,
(thousands of dollars)	2011	2010

Net assets available for plan benefits per the financial statements	$8,787,564	$8,840,044

Adjustment of fixed income fund investments from contract value to fair value	83,449	73,684
Amounts allocated to withdrawing participants	(905)	(3,696)
Deemed distributions	(2,360)	(2,412)
Net assets available for plan benefits per Form 5500	$8,867,748	$8,907,620

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year-Ended December 31,
(thousands of dollars)	2011	2010

Benefits paid to participants per the financial statements	$1,002,867	$736,852
Amounts allocated to withdrawing participants and deemed distributions at end of year	3,265	6,108
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(6,108)	(3,555)
Benefits paid to participants per Form 5500	$1,000,024	$739,405

The following is a reconciliation of net appreciation/(depreciation) in investments per the financial statements to the Form 5500:

	Year-Ended December 31,
(thousands of dollars)	2011	2010

Net appreciation in investments per the financial statements	$214,662	$576,635
Adjustment of fixed income fund investments from contract value to fair value at end of year	83,449	73,684
Adjustment of fixed income fund investments from contract value to fair value at beginning of year	(73,684)	(35,811)
Net appreciation in investments per Form 5500	$224,427	$614,508

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2011
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

Corporate Stock – Common
*Pfizer Inc. Common Stock			71,409,834	$1,179,241	$1,545,309

Corporate Stock - Preferred
*Pfizer Inc. Preferred Stock			1,070,128	43,147	59,628

Common/Collective Trust Funds
*NTGI – QM Collective Daily S&P 500 Equity Index Fund - Lending			224,145	743,078	847,013
*NTGI – QM Collective Daily Russell 2000 Equity Index Fund - Lending			100,790	85,995	94,974
*NTGI Collective Government Short-Term Investment Fund			91,399,545	91,400	91,400
Blackrock US Debt Index Fund K			16,648,299	424,127	492,290
Blackrock US TIPS Fund K			13,921,611	155,897	180,563
Vanguard Target Retirement Income Trust Plus			10,456,151	315,885	318,913
Vanguard Target Retirement 2015 Trust Plus			167,902	5,043	5,109
Vanguard Target Retirement 2020 Trust Plus			11,774,735	351,606	357,834
Vanguard Target Retirement 2025 Trust Plus			74,617	2,218	2,264
Vanguard Target Retirement 2030 Trust Plus			10,583,762	314,143	320,688
Vanguard Target Retirement 2035 Trust Plus			22,410	666	678
Vanguard Target Retirement 2040 Trust Plus			5,339,873	157,806	161,424
Vanguard Target Retirement 2045 Trust Plus			14,255	423	431
Vanguard Target Retirement 2050 Trust Plus			5,074	149	153
Vanguard Target Retirement 2055 Trust Plus			3,673	108	111

Total Common/Collective Trust Funds				2,648,544	2,873,845
Mutual Funds
Fidelity Mid Cap Stock Fund			13,264,939	341,589	353,643
Fidelity Large Cap Growth Fund			8,111,005	583,172	656,099
Fidelity Low Price Stock Fund			8,783,954	303,278	313,851
T.Rowe Price Small Cap Stock Fund			7,752,131	231,719	242,254
Eaton Vance Special Large Cap Fund			16,544,978	265,610	284,077
Dodge & Cox International Stock Fund			15,610,102	493,028	456,440
Oppenheimer Developing Markets Fund Y			5,687,881	188,749	164,778
				2,407,145	2,471,142
Self-Directed Brokerage Account					103,352
Total Mutual Funds					2,574,494

Fixed Income Funds
T.Rowe Price Stable Value Fund--Synthetic Guaranteed Investment Contracts:
Bank of America Contract #03-099	3.956%	**	430,496,311	430,496	452,119
State Street Contract #96028	3.956%	**	377,104,458	377,105	396,045
CDC Natixis Contract #WR-1828-01	3.956%	**	380,121,236	380,121	399,213

Separate Account Contract:
Metropolitan Life Ins., Contract #32392	3.884%	**	302,205,554	302,206	319,879

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) As of December 31, 2011 (thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

T.Rowe Price Stable Value Fund--Guaranteed Investment Contracts:
Principal Life Insurance, Contract #7-05924-6	0.75%	7/02/2012	20,076,089	20,076	20,082
Principal Life Insurance, Contract #7-05924-7	0.57%	6/15/2012	10,008,545	10,009	10,003
ING USA Annuity, Contract #IUS0284	5.30%	8/15/2012	3,427,816	3,428	3,523
MetLife Ins. Co. of CT, Contract #32558	1.43%	9/2/2014	10,048,744	10,049	10,155
MetLife Ins. Co. of CT, Contract #29699	5.10%	2/15/2012	4,178,297	4,178	4,200
Metropolitan Life Ins., Contract #29933	5.94%	6/16/2014	12,269,948	12,270	13,804
Metropolitan Life Ins., Contract #29892	4.70%	3/15/2014	35,648,747	35,648	37,360
New York Life, Contract #GA-34202-002	2.60%	12/15/2015	10,011,366	10,011	10,470
New York Life, Contract #GA-34202	4.65%	3/14/2013	8,297,844	8,298	8,672
New York Life, Contract #GA-34202-003	1.25%	10/31/2014	15,031,764	15,032	15,108
Principal Life Insurance, Contract #7-05924-4	5.18%	5/15/2012	4,128,983	4,129	4,196
Prudential Life Insurance, Contract #GA-62086-212	5.84%	6/15/2012	10,419,447	10,419	10,657
Prudential Life Insurance, Contract #GA-62132-211	5.68%	6/16/2014	12,163,524	12,164	13,602
Total Fixed Income Funds				1,645,639	1,729,088
Loans to Participants* (10,092 loans)	4.25% to 10.5%	January 2012 to December 2026			85,710
Total					$8,868,074

*	Party-in-interest as defined by ERISA
**	Open-ended maturity

See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2011
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)

*NTGI Collective Government Short-Term Investment Fund	Common collective trust (CCT) shares – 779 purchases	$719,022	$-	$719,022	$719,022	$-

*NTGI Collective Government Short-Term Investment Fund	CCT – 1,406 sales	-	689,674	689,674	689,674	-

*Pfizer Inc.	Common stock – 106 purchases	241,643	-	241,643	241,643	-

*Pfizer Inc.	Common stock – 473 sales	-	260,824	214,058	260,824	46,766

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By:	/s/ Neal Masia

Neal Masia Member, Savings Plan Committee

Date:  June 28, 2012